November 29, 2008
Dear Stockholder:
     You should have received in the last several days a mailing from the stockbroker which holds CapitalSouth’s shares in your account with that stockbroker. That mailing, which would have enclosed a copy of our prospectus, relates to a “rights offering” which CapitalSouth Bancorp currently has underway. That offering permits, but does not require, you to purchase additional shares of CapitalSouth Bancorp at a price of $2.00 per share. If you do not wish to purchase shares, you need not do anything. The rights, which we understand some stockbrokers are listing in your account statement as a separate security, are not transferable or separately tradable and, by their terms, will expire on December 8, 2008 (unless we determine to extend our offering). Accordingly, they should not be viewed, in the long term, as any separate security from what you already own. The rights offering also does not affect in any way the shares that you currently hold. Unless you exercise your rights in this offering, you will continue to hold the same number of shares which you previously held.
     If you determine to exercise your rights, you have the complete right to acquire up to 1.804268 shares for each share you currently hold. Moreover, if you wish to do so, you can subscribe for an additional number of shares, up to the total offering limit of 7,500,000 shares. Your ability to purchase these additional shares is dependent upon how many other shares are subscribed to by other shareholders in this offering. To the extent that sufficient shares are available, after filling all other shareholders’ rights exercises and over-subscription requests, your over-subscription request will be fulfilled in full. If the amount of shares subscribed to by other shareholders in the rights offering or through over-subscription prevents your order from being completely filled, it will be filled on a pro rata basis based on the number of shares which you currently hold as compared to those of other subscribing shareholders. This mathematical computation will be performed by our transfer agent, The Registrar and Transfer Company.
     If you desire to purchase stock, we urge you to do so at your earliest convenience, though the Board of Directors makes no recommendation about whether you should or should not purchase stock. Though our offering is presently not scheduled to expire until December 8, 2008, many brokerage firms are establishing an earlier deadline, such as 5 p.m. Eastern Time, December 3, 2008. Thus, you should contact your broker if you wish to exercise the right to purchase additional shares of CapitalSouth before December 2, 2008. If you do not desire to purchase shares, you need not take any action.
2340 Woodcrest Place Suite 200 Birmingham, AL 35209
205.870.1939 toll free 800.554.5631 www.capitalsouthbank.com

     CapitalSouth has filed a registration statement with the U.S. Securities and Exchange Commission, or SEC, for the potential offering of any equity securities to which this communication relates. A prospectus has been filed with SEC and mailed to eligible security holders on or about November 6, 2008. Before you invest, you should read the Prospectus, the documents incorporated by reference therein and other documents CapitalSouth has filed with the SEC for more complete information about CapitalSouth and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CapitalSouth will arrange to send you the Prospectus if you request it by emailing CapitalSouth at cmarsh@capitalsouthbank.com. Shareholders should dial (205) 803-5842; brokers should dial (205) 803-5842. You may also obtain a copy of the prospectus from our website at www.capitalsouthbank.com/prospectus.pdf.
     This announcement is neither an offer to sell nor a solicitation of an offer to buy the securities in any state where the offer or sale is not permitted. The rights offering will only be made by means of the prospectus. The shares offered are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the FDIC or any other governmental agency.
     Thank you for your continued support of CapitalSouth Bancorp.

Sincerely yours,
/s/ W. Dan Puckett
W. Dan Puckett
Chairman and Chief Executive Officer